FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2002

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---            ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

A press release dated March 19, 2002 announcing STMicroelectronics' admission into the MIB30 Index.


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                           [STMicroelectronics Logo]


                                 PRESS RELEASE

                              COMMUNIQUE DE PRESSE

                                COMUNICATOSTAMPA

                               PRESSEINFORMATION

PR No. C1180H

           STMicroelectronics Admitted into the Italian MIB 30 Index

Geneva, March 19, 2002 - STMicrolectronics (NYSE: STM) announced that effective yesterday, the Company was admitted into the MIB 30 Index. ST has a 7.25% weighting on the Index, making it the 6th largest company on the MIB 30.

The Index is comprised of the 30 leading stocks, based upon market capitalization and liquidity, listed on the Milan Stock Exchange.

A global semiconductor group, ST was simultaneously listed on the New York Stock Exchange and the Paris Stock Exchange in December 1994 and subsequently listed on the Milan Stock Exchange in 1998. ST is part of the CAC 40 (Euronext Paris), the Euronext 100, and the NYSE Composite, as well as other key European and U.S. general and technology-specific indices.

About STMicroelectronics
STMicroelectronics, the world's third largest independent semiconductor company, is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today's convergence markets. The Company's shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2001, the Company's net revenues were $6.36 billion and net earnings were $257.1 million. Further information on ST can be found at www.st.com.

For further information, please contact:

Media Relations                               Investor Relations
STMicroelectronics                            STMicroelectronics
Maria Grazia Prestini                         Benoit de Leusse
Director, Corporate Media Relations           Investor Relations Manager, Europe
Tel: +41.22.929.6945                          Tel: +33.4.50.40.24.30

Morgen Walke Europe                           Morgen Walke Europe
Lorie Lichtlen                                Nicole Curtin/Jean-Benoit Roquette
Tel: +33.1.47.03.68.10                        Tel: +33.1.47.03.68.10




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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2002                       STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer